[Reference Translation]

November 1, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Masayoshi Hachisuka, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing more flexibly our common stock than before while comprehensively considering factors such as our investment in growth, level of its dividends, its cash reserves and the price level of our common stock) conducted in October pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notifications were given on May 11, 2022 and September 21, 2022, as follows:

1.	Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2.	Total number of shares repurchased:	43,143,200 shares

3.	Total purchase price:	85,542,891,543 JPY

4.	Period of repurchase:	From October 3, 2022 to October 27, 2022

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on May 11, 2022 and September 21, 2022 (Repurchase of shares in order to promote capital efficiency by repurchasing more flexibly its common stock than before while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock)

(1)	Class of shares to be repurchased	Common stock of TMC

(2)	Total number of shares to be repurchased	140 million shares (maximum)

(3)	Total purchase price for repurchase of shares	200 billion JPY (maximum)

(4)	Period of repurchase	From June 17, 2022 to November 1, 2022

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of October 31, 2022)

(1)	Total number of shares repurchased:	90,270,600 shares

(2)	Total purchase price for repurchased shares:	185,684,676,616 JPY

TMC has set aside 100 billion yen out of the total purchase price of 200 billion yen to enable more flexible repurchase of shares of its common stock than before. The total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors using such 100 billion yen set aside is as follows:

(1) Total number of shares repurchased:	43,214,400 shares

(2) Total purchase price for repurchased shares:	85,684,713,043 JPY